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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

THE DIXIE GROUP, INC.

(Name of Issuer)

Common Stock, Par Value $3.00 Per Share

(Title of Class of Securities)

255579-10-4 (CUSIP Number)

John F. Henry, Jr.
Shumacker Witt Gaither & Whitaker, P.C.
Suite 1100, 736 Market Street
Chattanooga, TN 37402
423-265-8881

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (§)(§) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (§) 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 255579-10-4                                                                                                  Page 2 of 7 Pages

1.	Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only). T. Cartter Frierson

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [_] (b) [X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6.	Citizenship or Place of Organization United States of America

	7.	Sole Voting Power 163,480

NUMBER OF SHARES BENEFICIALLY OWNED BY	8.	Shared Voting Power 267,103

EACH REPORTING PERSON WITH	9.	Sole Dispositive Power 163,480

	10.	Shared Dispositive Power 267,103

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.    Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the Common Stock, par value $3.00 per share (the “Common Stock”), of The Dixie Group, Inc., a Tennessee corporation (the “Issuer”), the principal executive offices of which are located at 345-B Nowlin Lane, Chattanooga, Tennessee 37421.

Item 2.    Identity and Background.

(a)    T. Cartter Frierson.

(b)    4939 Scenic Hwy, Rising Fawn, Georgia 30738.

(c)    President, TCF Consulting Group, LLC, a management consulting firm located at 4939 Scenic Hwy, Rising Fawn, Georgia 30738.

(d)    Mr. Frierson has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    Mr. Frierson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violations with respect to such laws.

(f)    Mr. Frierson is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

Not Applicable.

Item 4.    Purpose of Transaction.

On August 16, 2002, Mr. Frierson was appointed as a co-executor of the Estate of Rowena K. Frierson. As a co-executor, Mr. Frierson will share voting and investment power with respect to 3 shares of Common Stock and 125,139 shares of the Issuer’s Class B Common Stock, par value $3.00 per share (the “Class B Common Stock”), which are convertible on a share-for-share basis into shares of the Issuer’s Common Stock, owned directly by Rowena K. Frierson, but subject to a general power of attorney given by Mrs. Frierson to Mr. Frierson and Daniel K. Frierson prior to the date of her death, August 11, 2002. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 125,139 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

In addition, as of March 6, 1998, Mr. Frierson ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock as a result of dispositions of shares of the Issuer’s Common Stock beneficially owned by Mr. Frierson and changes in the total number of the Issuer’s Common Stock that were issued and outstanding.

Mr. Frierson does not have any present plans or proposals that relate to or would result in the following: the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer’s business or corporate structure; changes in the Issuer’s charter or by-laws or other actions that might impede the acquisition of control of the Issuer; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any other similar action.

Item 5.    Interest in Securities of the Issuer.

(a)    As of the date hereof, Mr. Frierson is deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 430,583 shares of Common Stock1 constituting

1          Such 430,583 shares of Common Stock consist of: (i) 147,802 shares of Common Stock as to which Mr. Frierson has sole investment and sole voting power; (ii) 27,430 shares of Common Stock held by Mr. Frierson, Paul K. Frierson, and Daniel K. Frierson, as co-trustees of charitable remainder trusts formed by Rowena K. Frierson; (iii) 29,227 shares of Common Stock owned by the wife and children of Mr. Frierson and as to which he shares voting and investment power; (iv) as discussed in Item 4 hereof, 3 shares of Common Stock held by the Estate of Rowena K. Frierson, of which Mr. Frierson, Daniel K. Frierson, and Paul K. Frierson are co-executors; and (v) the deemed conversion of (A) 15,678 shares of Class B Common Stock, which are convertible on a share-for-share basis into shares of Common Stock, held directly by Mr. Frierson; (B) 40,000 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson, and Mr. Frierson as co-trustees of the Frierson Family Trusts; (C) 45,304 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson, and Mr. Frierson as co-trustees of the Special Purpose Trust of J. Burton Frierson; and (D) 125,139 shares of Class B Common Stock held by the Estate of Rowena K. Frierson, of which Mr. Frierson, Paul K. Frierson, and Daniel K. Frierson are co-executors. All such shares of Class B Common Stock are subject to the Shareholder Agreement discussed in Item 6 hereof.

approximately 3.9% of the 11,178,826 shares of Common Stock2 that were outstanding as of June 29, 2002, as reported by the Issuer to Mr. Frierson. Mr. Frierson expressly disclaims beneficial ownership of the 226,121 such shares which may be deemed to result from the conversion of shares of Class B Common Stock held subject to the Shareholder Agreement discussed in Item 6 hereof, because restrictions on transferability and withdrawal imposed by the agreement effectively prohibit such conversion for the duration of the agreement, absent the consent of the parties.

(b)    Mr. Frierson has the sole power to vote and dispose of 163,480 of the shares of Common Stock for which beneficial ownership is reported3.

Mr. Frierson shares the power to vote and dispose of 267,103 of the shares of Common Stock for which beneficial ownership is reported.

Mr. Frierson shares the power to vote and dispose of 27,430 shares of Common Stock held by Mr. Frierson, Paul K. Frierson, and Daniel K. Frierson, as co-trustees of charitable remainder trusts formed by Rowena K. Frierson. Paul K. Frierson’s address is 141 Brow Lake Road, Lookout Mountain, Georgia 30750. He is Vice President of the Issuer and President of the Issuer’s Candlewick Yarns subsidiary. Daniel K. Frierson’s address is 345-B Nowlin Lane, Chattanooga, Tennessee 37421. He is Chairman of the Board and Chief Executive Officer of the Issuer.

As discussed in Item 4 hereof, Mr. Frierson also shares the power to vote and dispose of 3 shares of Common Stock and 125,139 shares of Class B Common Stock held by the Estate of Rowena K. Frierson, of which Mr. Frierson, Paul K. Frierson, and Daniel K. Frierson are co-executors. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 125,139 shares of Common Stock which would be deemed to result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

2          226,121 shares of Common Stock are added to the 10,952,705 shares of Common Stock reported by the Issuer to Mr. Frierson as outstanding as of June 29, 2002, to reflect the assumed conversion of 226,121 shares of Class B Common Stock, which are held as described in Footnote 1. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 226,121 shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are subject to the Shareholder Agreement.

3          Consists of: (i) 147,802 shares of Common Stock held directly by Mr. Frierson and (ii) shares of Common Stock assumed to result from the conversion of 15,678 shares of Class B Common Stock held directly by Mr. Frierson. As stated in Item 5(a), Mr. Frierson expressly disclaims beneficial ownership of the 15,678 shares of Common Stock which would result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson shares the power to vote and dispose of 29,227 shares of Common Stock owned by his wife (Patricia B. Frierson) and daughter (Eleanor Browne Frierson Graham). Their address for purposes of this filing is 4939 Scenic Hwy, Rising Fawn, Georgia 30738.

Mr. Frierson also shares the power to vote and dispose of the 40,000 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson, and Mr. Frierson as co-trustees of the Frierson Family Trusts. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 40,000 shares of Common Stock which would be deemed to result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

Mr. Frierson also shares the power to vote and to dispose of 45,304 shares of Class B Common Stock held by Paul K. Frierson, Daniel K. Frierson, and Mr. Frierson as co-trustees of the Special Purpose Trust of J. Burton Frierson. As stated in Item 5(a) hereof, Mr. Frierson expressly disclaims beneficial ownership of the 45,304 shares of Common Stock which would be deemed to result from the conversion of these shares of Class B Common Stock which are subject to the Shareholder Agreement.

None of the aforementioned individuals have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All of the aforementioned individuals are citizens of the United States of America.

(c)    Mr. Frierson’s mother, Rowena K. Frierson, died on August 11, 2002, resulting in the ownership of 3 shares of Common Stock and 125,139 shares of Class B Common Stock which she previously held directly (subject to a general power of attorney in favor of Mr. Frierson and Daniel K. Frierson) to pass to her Estate (Daniel K. Frierson, T. Cartter Frierson and Paul K. Frierson, Co-Executors. The 125,139 shares of Class B Common Stock held by Mrs. Frierson’s Estate continue to be subject to the Shareholder Agreement.

(d)    See Item 5(b).

(e)    As of March 6, 1998, Mr. Frierson ceased to be a beneficial owner of more than five percent of the Issuer’s Common Stock as a result of dispositions of shares of the Issuer’s Common Stock beneficially owned by Mr. Frierson and changes in the total number of the Issuer’s Common Stock that were issued and outstanding.

Item 6.    Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

All 226,121 shares of Class B Common Stock beneficially owned by Mr. Frierson are subject to a shareholder agreement (the “Shareholder Agreement”). There is a total of 617,110 shares of Class B Common Stock subject to the Shareholder Agreement. Pursuant to the terms of the Shareholder Agreement, Daniel K. Frierson has been granted a proxy, which expires October 2005, to vote all such shares. The proxy is terminable under certain limited circumstances prescribed in the Shareholder Agreement. The Shareholder Agreement also places certain restrictions on the transfer or withdrawal of shares of Class B Common Stock held by the parties thereto, effectively preventing the conversion of shares held pursuant to the Shareholder Agreement into shares of Common Stock for the duration of the agreement, absent the consent of the parties. Accordingly, Mr. Frierson has expressly disclaimed beneficial ownership of any shares of Common Stock which would result from the conversion of shares of Class B Common Stock which are currently held subject to the Shareholder Agreement.

The participating parties to the Shareholder Agreement are the trusts created under the Estate of J. Burton Frierson, the Estate of Rowena K. Frierson (the wife of J. Burton Frierson), and three of the sons of J. Burton and Rowena K. Frierson (Daniel K. Frierson; Paul K. Frierson; and T. Cartter Frierson).

Item 7.    Material to be Filed as Exhibits.

The following document was filed as part of Amendment No. 2 to Mr. Frierson’s original Schedule 13D and is incorporated herein by reference to such filing:

99.1    Dixie Yarns, Inc. Class B Common Stock Shareholders Agreement, as amended to date.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ T. CARTTER FRIERSON
T. Cartter Frierson

Date:    September 3, 2002